# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ABH Holdco, Incorporated
49 Immigration St. Suite 204
Charleston, SC 29403
www.islandbrandsusa.com

Up to $999,998.02 in Series CF-2 Non-Voting Preferred Stock at $7.91
Minimum Target Amount: $9,998.24

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** ABH Holdco, Incorporated
**Address:** 49 Immigration St. Suite 204, Charleston, SC 29403
**State of Incorporation:** SC
**Date Incorporated:** March 01, 2019

## Terms:

**Equity**

**Offering Minimum:** $9,998.24 | 1,264 shares of Series CF-2 Non-Voting Preferred Stock
**Offering Maximum:** $999,998.02 | 126,422 shares of Series CF-2 Non-Voting Preferred Stock
**Type of Security Offered:** Series CF-2 Non-Voting Preferred Stock
**Purchase Price of Security Offered:** $7.91
**Minimum Investment Amount (per investor):** $245.21

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**Investment Incentives and Bonuses***

**Tier 1- $250**

Exclusive Island Local Trucker Hat

Exclusive Island Local Sticker

Ownership certificate

**Tier 2- $500**

1 Exclusive Island Local Hat

1 Exclusive Island Local Sticker

2 Exclusive Island Local Pint Glasses

15% off for 1 year in Island Brands USA Merch Store

Island Local Founders Club "Lifetime Status"

Ownership certificate

**Tier 3 - $1000**

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

**Tier 4 - $5000**

5% Bonus Shares

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

**Tier 5 - $10,000**

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

Help Island Brands choose their next beer ! - You will help the Island Brands R&D team choose their next beer. You will have an exclusive behind the scenes look at the recipe fine tuning process and will participate in multiple tasting panels to help finalize a new innovation ahead of bringing it to market.

**Tier 6 - $25,000**

10% bonus shares

2 Exclusive Island Local Hat

2Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

A one acre oyster reef will be built in your name. This effort will help clean coastal waters, restore critical habitat and provide coastal buffering to our coastline. You will work with Island Brands USA to identify a location and name the oyster reef. A celebration event will be held in your honor once the oyster reef has been established.

**Tier 7 - $50,000**

15% bonus shares

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

30% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ultimate Island Getaway -Private air travel for you and one guest on Island Brands' Renegade Seaplane "High Vibe" from Fort Lauderdale to the crystal blue waters of the Bahamas.. Kick back with the Founders for an exclusive 4 day/3 night guided fishing lodge experience. This makes you an island local for life!

*All perks occur when the offering is completed.

**The 10% StartEngine Owners' Bonus**

ABH HoldCo., Inc. (dba Island Brands USA) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF-2 Non-voting Preferred Stock at $7.91 / share, you will receive 110 shares of Series CF-2 Non-voting Preferred Stock, meaning you'll own 110 shares for $791. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company

surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

Island Brands USA is a regional CPG beer company and lifestyle brand. The company's primary focus is on a top-down retail grocery chain-based strategy. The core tenants of the brand are to disrupt the multi-national corporate factory beer companies with our better for you positioned all clean family of super-premium beer. We utilize alternative media strategies to leverage the highest ROI on customer acquisition and have a robust retention strategy for brand loyalty and an increased rate of sale.

ABH Holdco, Inc. has two wholly-owned subsidiaries: First, American Beverages Holdings, LLC. On March 3, 2019, the LLC reorganized with the result of the transaction being that the existing members of the LLC exchanged their equity in the LLC for Common Shares in ABH Holdco, Inc. The LLC holds the current license issued by the South Carolina Department of Revenue Alcohol % Beverage Licensing Division for the production of its inventory. Second, American Supply Holdings LLC is the licensing subsidiary that licenses our Island Brands family of trademarks from American Beverage Holdings, LLC for the purpose of selling retail apparel and other merchandise.

Island Brands USA is a “d/b/a” name used for our products with our commercial partner for the production of Island product lines. The Company's IP is all owned by American Beverage Holdings LLC, a wholly owned subsidiary of ABH Holdco Inc.

*Competitors and Industry*

The US beer industry is dominated by a tri-opoly of multinational macro beer corporations. Their share of market is over *80 percent and the balance is craft beer. Island Brands USA is well positioned to capture market share from both sectors with our primary focus on the fastest growth sector of super premium sub category of macro beer. We are gaining significant traction and market share in the super premium category and are increasing shelf positions in these areas of the retail planograms of our major retailers. Some of our regional based competitors would be Yuengling and Corona.

*Current Stage and Roadmap*

**Prior Development History**

Since beginning operation in 2016, Island Brands USA has quickly moved from startup through an emerging phase and into our growth stage where we are now. We have assembled a team of beer industry experts with a combined total of over 100 years of

experience to execute on our hot brand and to create best-in-class operational excellence. We currently have four products on the market, Island Coastal Lager, Island Active, Island Lemonada, and Island Southern Peach. Our products are distributed in seven southeast states; SC, NC, GA, FL, TN, AL, and VA. Our products are available in grocery, convenience stores, and on-premise (bars and restaurants) accounts.

<u>Future Roadmap</u>

As we continue to gain traction and increase month-over-month sales, we have no plans to slow down. In the next 6 months, we will release additional flavors of our low-calorie super-premium Island Active beer, a new hard lemonade and hard tea FMB line, and a higher ABV product line targeting convenience stores and independent stores. These sub-categories target large verticles within the macro landscape with our higher quality all-clean products. We continue to increase our trajectory of Points of Distribution (PODs) as well as our Rate of Sale (ROS) in our 7 SouthEastern states and expand into 3 additional states. We expect 2022 to be a breakout year as we have built an experienced team and implemented additional technology to leverage and execute on the full potential of this brand family.

## The Team

### Officers and Directors

**Name:** Scott Hansen

Scott Hansen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  **Dates of Service:** May 01, 2016 - Present
  **Responsibilities:** Sales and Marketing. Salary $300,000. Equity 4,015,770 shares of Class A Voting Common Stock.

- **Position:** Director
  **Dates of Service:** March 01, 2019 - Present
  **Responsibilities:** Board position

**Name:** Josh Rogers

Josh Rogers's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer
  **Dates of Service:** April 01, 2021 - Present
  **Responsibilities:** Sales and Revenue Mgmt. Salary $150,000.

Other business experience in the past three years:

- **Employer:** AB-InBev
  **Title:** Commercial Director
  **Dates of Service:** September 01, 2016 - April 01, 2021
  **Responsibilities:** Commercial strategy.

**Name:** Robert Hickernell

Robert Hickernell's current primary role is with Open Minds Circle. Robert Hickernell currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  **Dates of Service:** April 01, 2021 - Present
  **Responsibilities:** General business advisement.

Other business experience in the past three years:

- **Employer:** Open Minds Circle
  **Title:** EVP
  **Dates of Service:** June 01, 2019 - Present
  **Responsibilities:** Marketing

Other business experience in the past three years:

- **Employer:** Live Oak Associates
  **Title:** Consultant
  **Dates of Service:** October 01, 2017 - March 01, 2021
  **Responsibilities:** Marketing

**Name:** Michael J. Woods

Michael J. Woods's current primary role is with Blast Motion. Michael J. Woods currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  **Dates of Service:** April 01, 2021 - Present
  **Responsibilities:** general business advisement

Other business experience in the past three years:

- **Employer:** Blast Motion
  **Title:** VP
  **Dates of Service:** April 01, 2014 - Present
  **Responsibilities:** Business development

**Name:** Michael Horn

Michael Horn 's current primary role is with Cubles. Michael Horn currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  **Dates of Service:** April 01, 2021 - Present
  **Responsibilities:** General business advisement

Other business experience in the past three years:

- **Employer:** Cubles
  **Title:** Chief Sales Officer
  **Dates of Service:** July 01, 2020 - Present
  **Responsibilities:** Business strategy

Other business experience in the past three years:

- **Employer:** PopCultivator
  **Title:** Chief Business Development Officer
  **Dates of Service:** February 01, 2020 - Present
  **Responsibilities:** Head of business development for content creation company

Other business experience in the past three years:

- **Employer:** National Security Capital Advisors, LLC.
  **Title:** Partner - Research and Client Support Operations Management
  **Dates of Service:** March 01, 2020 - Present
  **Responsibilities:** Provides Mergers and Acquisitions advisory services, Growth Equity and Debt capital raise, Private Equity backed investments and acquisitions, management buy-outs, and strategic growth consulting related to companies desiring to expand their presence or prepare for sale predominantly within the National Security/Intelligence Community/CyberSecurity market segment.

Other business experience in the past three years:

- **Employer:** Paladins.Agency
  **Title:** Co-Founder
  **Dates of Service:** November 01, 2020 - Present
  **Responsibilities:** Founder

Other business experience in the past three years:

- **Employer:** Mountain Troll LLC
  **Title:** Co-Founder
  **Dates of Service:** October 01, 2019 - Present
  **Responsibilities:** Founder

Other business experience in the past three years:

- **Employer:** Power Up Factory
  **Title:** CEO
  **Dates of Service:** February 01, 2012 - December 01, 2018
  **Responsibilities:** Developer of licensed collectible merchandise.

**Name:** Brandon Perry

Brandon Perry's current primary role is with Cooper Perry Fund. Brandon Perry currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** March 01, 2019 - Present
  **Responsibilities:** Director on the board of the company. Mr. Perry currently owns 4,015,770 shares of Class A Voting Common Stock.

Other business experience in the past three years:

- **Employer:** Island Brands / ABH Holdco, Inc.
  **Title:** Co-CEO, Chief Marketing Officer
  **Dates of Service:** May 01, 2017 - January 24, 2022
  **Responsibilities:** Operations and marketing leadership for the company.

Other business experience in the past three years:

- **Employer:** Cooper Perry Fund
  **Title:** Executive Director
  **Dates of Service:** September 01, 2004 - Present

**Responsibilities:** The Cooper Perry Fund has been created to accomplish three main goals: 1. Create awareness of brain trauma, specifically Meningitis, and Encephalitis. 2. Raise funds for medical research, brain protection and preservation, and for brain trauma victims. 3. Continue the ongoing legacy of Cooper Perry's spirit. The Cooper Perry Fund supports various local and national charities.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series CF Non-voting Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Series CF-2 Non-voting Preferred Stock purchased through this crowdfunding

campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series CF-2 Non-Voting Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of either class of Common Stock. In addition, if we need to raise more equity capital from the sale of Capital Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of

this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Some of our products are still in prototype phase and might never be operational products*
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and have only manufactured a prototype for our 2022 innovations. Delays or cost overruns in the development of our 2022 innovations and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with No Voting Rights*
The Series CF-2 Non-Voting Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will

(possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that it is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*We have existing patents that we might not be able to protect properly*
One of the Company's most valuable assets is its intellectual property. The Company

owns 18 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it

is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*We are Dependent Upon Contract Brewers to Produce our Commercial Products*
We are dependent upon our contract brewing agreements with third party providers and the licensed use of their respective technology to provide us with a strategic market advantage in production, canning and distribution of our brands. If the contract brewing agreements with either company were terminated for any reason, then we may not be able to achieve our projected results and require significant additional capital in order to acquire similar advanced intellectual property and operations know-how in the beer industry.

*There is no public market for our securities and there will be restrictions on the transferability of your interest.*
There is currently no public market for any of our securities. We cannot assure you that any such public market will ever develop or be unrestricted in the future. Moreover, even if a public market does develop, any sale of our securities may be made only pursuant to an effective registration statement under federal and applicable state securities laws or exemptions from such laws. Therefore, investors should be prepared to hold their Shares for an indefinite amount of time.

*The price of the Shares offered hereunder should not be regarded as an indication of any future market price for such Shares and may not represent their fair value.*
The offering price of the Shares offered by us has been determined by us based on a

number of factors, such as the prospects for our business and the industry in which we compete, an assessment of our management, our present operations and our earnings prospects, the present state of our development, our contract brewing agreements, our distributions network, and the general condition of the securities markets. The price should not, however, be regarded as an indication of any future market price for the Shares and does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value. Investors participating in this offering will experience immediate and substantial dilution in the net tangible book value of the Shares.

*Our existing stockholders have, and may continue to have, control over the election of our directors and other corporate actions.*
The existing holders of our stock currently have, and likely will continue to have, control over the election of our directors and approval of other corporate actions. This control over our affairs might be adverse to the interests of other stockholders.

*There is no guarantee of a return on your investment.*
There is no assurance that a purchaser of Shares will realize a return on investment and a Shareholder may lose their entire investment. There is also no assurance that the Company will ever have income sufficient to cover its expenses and have sufficient cash flow to make distributions to its Shareholders. Even if the Company makes distributions, there can be no guarantee concerning the timing or amounts of the distributions. The Company currently intends to retain all future earnings, if any, for the foreseeable future to support its business.

*Your ownership of the Shares will be subject to dilution.*
Only certain owners have preemptive rights. If the Company conducts subsequent offerings of or securities convertible into shares of capital stock of any class of securities, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase Shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares of capital stock. Furthermore, shareholders may experience a dilution in the value of their Shares depending on the terms and pricing of any future Share issuances (including the Shares being sold in this offering) and the value of the Company's assets at the time of issuance.

*There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities.*
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for purchasers. Furthermore, we may be unable to register the securities for resale by purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to make an effective registration, Investors could be unable to sell their securities unless an exemption from registration is available. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks

that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

*We have a limited operating history.*
Our Company was formed on March 1, 2019. To date, our Company's primary focus has been on (i) developing our production and distribution network, (ii) building our brand awareness through aggressive marketing, and (iii) diversifying our risk through developing new flavor brands and multiple production facilities. Accordingly, the value of the business should be based upon an evaluation of the markets the Company has entered, new opportunities, and the intellectual property that the Company continues to develop.

*The market for our products is intensely competitive.*
We are competing with many new entrants into the craft beer market. Many of our competitors have established market acceptance and have far greater financial, marketing, technological and other resources, experience, proven operating histories, and larger teams than we do. We expect to face strong competition from both well-established companies and small/independent producers. Significant competitive factors in our market include the size of the market, recent limited sales figures, and the high cost of marketing new products. If we are unable to compete successfully with established companies in our market, our business and results of operations could be adversely affected.

*We rely heavily on certain vendors, suppliers and distributors, which could have a material adverse effect on our business, financial condition and results of operations.*
Our ability to maintain consistent price and quality throughout our brands depends in part upon our ability to acquire specified products and supplies in sufficient quantities from third-party vendors, suppliers and distributors at a reasonable cost. We use a limited number of suppliers and distributors in various geographical areas. We do not control the businesses of our vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Furthermore, certain items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our products or whether our end product will be delivered fresh to the consumer. If any of our vendors or other suppliers are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could lead to disruptions to our distribution and would have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our current vendors or other suppliers are unable to support our expansion into new markets, or if we are unable to find vendors to meet our supply specifications or service needs as we expand, we could likewise encounter supply shortages and incur higher costs to secure adequate supplies, which would have a material adverse effect on our business, financial condition and results of operations.

*The distribution and sale of beer has historically been subject to a continuously changing tax regime.*

Historically, there has been significant variation in the taxation of beer sales. As recently as December 2017, the "Tax Cuts and Jobs Act" was passed by Congress which provided, among other things, a temporary reduction in federal excise taxes on beer to $3.50 per gallon for the first 60,000 barrels for domestic brewers producing fewer than 2 million barrels annually. Further, individual states also impose excise taxes on alcoholic beverages in varying amounts. In the future, the excise tax rate could be increased by either the federal or state governments. Future increases in excise taxes on alcoholic beverages could have a material adverse effect on our business and financial condition.

*Our pro forma financial statements and projections are subject to change and our financial and operating projections are subject to inherent risks.*

Our pro forma financial statements have not been audited or reviewed by an independent certified public accountant. Accordingly, such statements are not prepared in accordance with generally accepted accounting principles ("GAAP") and are subject to material adjustments as a result of future audit or review. The operational and financial projections and forecasts included in this Memorandum reflect numerous assumptions made by management, including assumptions with respect to our specific as well as general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond our control. Accordingly, there is a risk that the assumptions made in preparing the projections, or the projections themselves, will prove inaccurate. There will be differences between actual and projected results, and actual results may be materially different from than those contained in the projections. The inclusion of the projections in this Memorandum should not be regarded as an indication that we or our management or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. The absence of notes to the financial statements renders the statements incomplete. Investors should not rely upon the financial statements without further inquiry of management to determine our historical financial position and performance and to better understand our prospects.

*We are dependent upon certain key personnel.*

We are dependent upon the services of a skilled business management team as well as a technical research and development team. The loss of the services of Scott Hansen within a short period of time could have a material adverse effect on the Company's business and could impair our ability to complete the rollout of our products and services. The Company's future success is also dependent upon its ability to attract and retain additional key employees, and if the Company cannot do so, then its business operations, financial condition, and results from operations may be adversely affected. The Company can make no assurance that such key personnel will remain in its employ or that it will be able to attract and retain key personnel in the future.

*We will need to build and retain our personnel infrastructure at all levels.*

We plan on continuing to grow rapidly, which will require the addition of new

personnel throughout the Company. As we expand our production operations, sales and marketing efforts, and research and development activities, we will need to hire and retain skilled and semi-skilled employees. In a market where such qualified employees are in high demand, the inability to hire needed employees on a timely basis and/or the inability to retain those that we do hire could have a material adverse effect on our ability to meet the schedules of our business plan.

*Pandemic Risk.*
The spread of COVID-19 poses a risk to our investment timetables, our production and distribution cycles, and possibly our employees involved in the execution of our business plans. It is possible the virus may spread on one of our vendors facilities, and we may face lawsuits in relation COVID-19 issues. Additionally, we may face increased costs from continual heightened sanitation efforts. COVID-19 is a public and political crisis, and unknown disruptions may occur. The production of our brands is not a business that can be conducted by operating remotely or through video conference, and Center for Disease Control or state mandates may force us to alter operations.

*Regulatory requirements are cumbersome and expensive.*
Each state in the United States has stringent government regulations controlling the craft beer market in those respective states. We may be required to obtain permits, licenses, or obtain approval from—and to pay fees, taxes, or duties to—a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market our products and operate efficiently.

*The use of individually identifiable data by our business, our business associates and third parties is regulated at state and Federal levels.*
Costs associated with information security—such as investment in technology, the costs of compliance with consumer protections laws and costs resulting from consumer fraud—could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

*The Company in the Future May Be Subject to Legal Proceedings and Litigation.*
The Company may become party to lawsuits during the normal course of business. Litigation in general is often expensive and disruptive to normal business operations.

In the beer industry, there is an ever-broadening array of legal and regulatory challenges that companies face. The Company may be required to address regulatory requests or enforcement proceedings or may be a defendant in a class action or other litigation. Any such claims, regardless of merit, could be time-consuming and expensive to litigate or settle, divert the attention of management, cause significant delays, materially disrupt the conduct of the Company's business and have a material adverse effect on the Company's business and financial results.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Padgett Thomas, LLC (managed by Scott Hansen, 99% owned by Scott Hansen) | 4,015,770 | Class A Voting Common Stock | 28.6% |
| Brandon Perry | 4,015,770 | Class A Voting Common Stock | 28.6% |

## The Company's Securities

The Company has authorized Series A Preferred Stock, Series B Preferred Stock, Series CF Non-Voting Preferred Stock, Series CF-2 Non-Voting Preferred Stock , Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 126,422 of Series CF-2 Non-Voting Preferred Stock .

*Series A Preferred Stock*

The amount of security authorized is 3,600,000 with a total of 3,116,740 outstanding.

*Voting Rights*

Each holder of Series A Preferred Stock has the right to vote one vote per share for major corporate actions; provided, however, all Series A Preferred Stock and Series B Preferred Stock are subject to a Voting Rights and Irrevocable Proxy Agreement granting the CEO as each shareholder's proxy to vote on certain corporate matters.

*Material Rights*

<u>Other Material Rights</u>

Holders of Series A Preferred Stock are parri pasu with holders of Series B Preferred Stock with respect to material rights granted according to the Company's Amended & Restated Investor Rights Agreement. Each Holder has certain information rights and Major Holders (3% or more equity in the Company) have inspection rights. Additionally, all holders of Series A Preferred Stock and Series B Preferred Stock have a pro-rata participation right for any new securities issued by the company.

*Rights of Series A/Series B Preferred Stock of ABH Holdco, Inc.*

For the sake of clarity, Series CF-2 Non-Voting Preferred Stock is non-voting stock

and only has a conversion right to Class B Non-Voting Common Stock with respect to a Deemed Liquidation Event as that term is defined in the Company's Articles of Incorporation, as amended (the "Articles"). The protective provisions afforded Series A Preferred Stock and Series B Preferred Stock in Article 2.3 of the Articles do not apply to Series CF-2 Non-voting Preferred Stock. Pursuant to the Articles, holders of Preferred Stock shall participate ratably with respect to any Deemed Liquidation Event, subject to the Series A dividend right as explained further below.

*Amended & Restated Investor Rights Agreement*

Each Major Investor, which is defined as a shareholder who holds at least 1,500,000 shares of the Company's outstanding capital stock, has certain information and inspection rights pursuant to the Company's Amended & Restated Investor Rights Agreement. Additionally, each Major Investor has a right of first offer for any new securities issued by the Company. With respect to voting rights, a majority of the holders of Series A Preferred Stock and Series B Preferred Stock, respectively, have entered into an Irrevocable Proxy and Voting Agreement with the Company to have Brandon Perry serve as their proxy for all votes upon which shareholders are entitled to vote, except for major corporate actions, which the proxy is only valid after the expiration of the statutorily required notice period for any shareholder vote.

*Articles of Incorporation, as amended*

All holders of Series A Preferred Stock and Series B Preferred Stock have certain preferential rights as outlined in the Company's Articles of Incorporation, as amended (the "Charter"). Holders of the Company's preferred stock have a liquidation preference over holders of Common Stock with respect to certain mergers, consolidations or asset sales that would be deemed to be a liquidation event as defined by the Company's Charter. Upon any deemed liquidation event, holders of the Company's Series A Preferred Stock and Series B Preferred Stock have a right to convert their shares to shares of Class A Voting Common Stock of the Company immediately prior to any such transaction.

Subject to the Voting Agreement entered into by holders of the Company's Series A Preferred Stock and Series B Preferred Stock, for as long as there remains 25% of each class of Series A and Series B, then each class must approve by a majority the following actions of the Company:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity

with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

*Dividend Rights*

Holders of only Series A Preferred Stock have a right to a one-time, non-cumulative dividend at the rate of 8% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior to and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Class A Voting Common Stock).

***Series B Preferred Stock***

The amount of security authorized is 1,200,000 with a total of 572,827 outstanding.

*Voting Rights*

Each holder of Series B Preferred Stock has the right to vote one vote per share for major corporate actions; provided, however, all Series B Preferred Stock is subject to a Voting Rights and Irrevocable Proxy Agreement granting the CEO as each shareholder's proxy to vote on certain corporate matters.

*Material Rights*

Holders of Series B Preferred Stock are parri pasu with holders of Series B Preferred Stock with respect to material rights granted pursuant to the Company's Amended & Restated Investor Rights Agreement. Each Holder has certain information rights and Major Holders (3% or more equity in the Company) have inspection rights. Additionally, all holders of Series A Preferred Stock and Series B Preferred Stock have a pro-rata participation right for any new securities issued by the company.

*Rights of Series A/Series B Preferred Stock of ABH Holdco, Inc.*

For the sake of clarity, Series CF-2 Non-Voting Preferred Stock is non-voting stock and only has a conversion right to Class B Non-Voting Common Stock with respect to a Deemed Liquidation Event as that term is defined in the Company's Articles of

Incorporation, as amended (the "Articles"). The protective provisions afforded Series A Preferred Stock and Series B Preferred Stock in Article 2.3 of the Articles do not apply to Series CF-2 Non-voting Preferred Stock. Pursuant to the Articles, holders of Preferred Stock shall participate ratably with respect to any Deemed Liquidation Event, subject to the Series A dividend right as explained further below.

*Amended & Restated Investor Rights Agreement*

Each Major Investor, which is defined as a shareholder who holds at least 1,500,000 shares of the Company's outstanding capital stock, has certain information and inspection rights pursuant to the Company's Amended & Restated Investor Rights Agreement. Additionally, each Major Investor has a right of first offer for any new securities issued by the Company. With respect to voting rights, a majority of the holders of Series A Preferred Stock and Series B Preferred Stock, respectively, have entered into an Irrevocable Proxy and Voting Agreement with the Company to have Brandon Perry serve as their proxy for all votes upon which shareholders are entitled to vote, except for major corporate actions, upon which the proxy is only valid after the expiration of the statutorily required notice period for any shareholder vote.

*Articles of Incorporation, as amended*

All holders of Series A Preferred Stock and Series B Preferred Stock have certain preferential rights as outlined in the Company's Articles of Incorporation, as amended (the "Charter"). Holders of the Company's preferred stock have a liquidation preference over holders of Common Stock with respect to certain mergers, consolidations or asset sales that would be deemed to be a liquidation event as defined by the Company's Charter. Upon any deemed liquidation event, holders of the Company's Series A Preferred Stock and Series B Preferred Stock have a right to convert their shares to shares of Class A Voting Common Stock of the Company immediately prior to any such transaction.

Subject to the Voting Agreement entered into by holders of the Company's Series A Preferred Stock and Series B Preferred Stock, for as long as there remains 25% of each class of Series A and Series B, then each class must approve by a majority the following actions of the Company:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

*Dividend Rights*

Holders of only Series A Preferred Stock have a right to a one-time, non-cumulative dividend at the rate of 8% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior to and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Class A Voting Common Stock).

***Series CF Non-Voting Preferred Stock***

The amount of security authorized is 1,300,000 with a total of 946,463 outstanding.

*Voting Rights*

There are no voting rights associated with Series CF Non-Voting Preferred Stock.

*Material Rights*

Series CF Non-Voting Preferred Stock shall only have a right to conversion into Class B Non-Voting Common Stock upon a Deemed Liquidation Event.

***Series CF-2 Non-Voting Preferred Stock***

The amount of security authorized is 200,000 with a total of 38,928 outstanding.

*Voting Rights*

There are no voting rights associated with Series CF-2 Non-Voting Preferred Stock .

*Material Rights*

Please refer to Exhibit F of this offering memorandum for the Company's most recent Amended Articles of Incorporation.

Series CF-2 Non Voting Preferred Stock shall only have a right to conversion into Class B Non-Voting Common Stock upon a Deemed Liquidation Event.

*Class A Voting Common Stock*

The amount of security authorized is 16,500,000 with a total of 9,035,490 outstanding.

*Voting Rights*

Common Stock has the right to vote one vote per share on all matters upon which holders of Class A Voting Common Stock are entitled to vote. Additionally, certain founding holders of Common Stock are governed by a Shareholder Agreement. Approximately 1,100,000 shares of Common Stock have been reserved for future issuance pursuant to (and are governed by) the Company's 2020 Equity Incentive Plan (the "Plan"). There are no shares outstanding from the Plan as of the date of this offering.

*Material Rights*

Class A Voting Common Stock held by the founders of the Company are subject to transfer restrictions in the Company's Shareholder Agreement, which contain standard minority protection provisions such as a Right of Co-Sale, Participation Rights for Major Holders (at least 3% equity in the Company), and Drag-Along/Tag-Along Rights.

**Stock Options - Amount Outstanding**

The Company has a total of 1,100,000 shares of Common Stock available for issuance pursuant to the Company's 2020 Equity Incentive Plan which are reserved but unissued. As of the launch of the Regulation CF offering, there have been no issuances under the Company's 2020 Equity Incentive Plan. The Amount Outstanding listed above does not take into account these stock options.

*Class B Non-Voting Common Stock*

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

*Voting Rights*

There are no voting rights associated with Class B Non-Voting Common Stock.

*Material Rights*

There are no material rights associated with Class B Non-Voting Common Stock.

## What it means to be a minority holder

As a minority holder of Series CF Non-voting Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series A Preferred Stock
  **Type of security sold:** Equity
  **Final amount sold:** $1,995,518.84
  **Number of Securities Sold:** 3,583,630
  **Use of proceeds:** Working Capital
  **Date:** July 29, 2019
  **Offering exemption relied upon:** 506(b)

- **Name:** Series B Preferred Stock
  **Type of security sold:** Equity
  **Final amount sold:** $796,223.63

**Number of Securities Sold:** 572,827
**Use of proceeds:** Working Capital
**Date:** November 20, 2019
**Offering exemption relied upon:** 506(b)

- **Name:** Series CF Non-Voting Preferred Stock
  **Type of security sold:** Equity
  **Final amount sold:** $4,057,546.80
  **Number of Securities Sold:** 928,411
  **Use of proceeds:** Marketing & operations.
  **Date:** October 30, 2021
  **Offering exemption relied upon:** Regulation CF

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

Fiscal Year ended with December 31, 2021 versus December 31, 2020.

**Revenue**

Increased revenues were due to expanded distribution network and additional offerings.

**Cost of goods**

Increased in line with increases in revenues.

**Gross margins**

Increased due to change in supplier.

**Expenses**

Increased as the company invested in additional personnel and marketing efforts.

**Historical results and cash flows:**

**Historical results and cash flows**

The company is projected to continue to lose money, but at a slower pace as the company grows its distribution network and brand portfolio.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

Going concern with Account Receivable.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

These funds have been earmarked for marketing but could be used elsewhere, if needed.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

No.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

In perpetuity or predicated on market conditions.

**How long will you be able to operate the company if you raise your maximum funding goal?**

In perpetuity or predicated on market conditions.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

The company is currently in the middle of a crowdfunding campaign. In addition, the company is offering a convertible note round.

## Indebtedness

## Related Party Transactions

- **Name of Entity:** Padget Thomas, LLC
  **Relationship to Company:** 20%+ Owner
  **Nature / amount of interest in the transaction:** Padget Thomas, LLC, a common stockholder, made a $25,000 loan to the Company for operations that was outstanding as of December 31, 2018.
  **Material Terms:** The Company repaid this loan during 2019.

## Valuation

**Pre-Money Valuation:** $116,914,440.45

**Valuation Details:**

Island Brands USA is a fast-growing domestic premium beer brand that is on the doorstep to an even faster growth curve. We are in hyper-growth mode and are scaling up in our current 7-state footprint and adding additional geography to our footprint through the remainder of 2021 and into 2022. The valuation provided considers the inherent latency, or long-tail, of the extended sales cycle in the retail segment of the beer business. The retail mandates (commitments) we have in hand from our major retail grocery partners for the Spring retail planogram resets will fully realize the valuation when combined with our current rate of sale. In layman's terms, we are on pace to more than double our sales this year and expect 3-5 x sales in 2022. This doubling of sales in 2021 along with significant growth in Rate of Sale (ROS), Points of distribution (PODs), and strategic innovations in the growth vertical of Flavored Malt Beverages (FMBs). These significant gains along with the IRI scan data showing we are leading in growth percentages with all our current products bring us to a valuation of 120-150MM.

This valuation doesn’t include all of our international traction (Carnival Cruise Lines, Bahamas, and Costco China), as well as any new on-premise (bars and restaurants) opportunities that we may or may not gain due to residual COVID uncertainties. We were a retail-focused brand family ahead of the pandemic and have only strengthened our retail position with third-party scan data (sales at the register). Lastly, we have invested in and added industry vets to anchor our ops, sales, and marketing teams to create some operational excellence on the sales, marketing, and operations sides.

The Company determined its pre-money valuation based on analysis of the following factors.

1) 12 month look back and the trajectory of Points of Distribution (PODs) and POD gains into the trade using 2021 average rate of sale (ROS) tied to those increases.

2) Retail grocery beer sales POD growth has a long tail sales cycle (latency) and is typically determined in the 4th quarter for the coming year. Our 2021 POD placements are increasing exponentially for 2022 and our rate of sale can be projected forward based on previous (2020) ROS on these PODs.

3) Our Coming innovations and IP portfolio is strong and adds significant value to the Brand equity.

4) We have used a very conservative approach to our forecasting and valuation using our team that has over 100 years of experience in the beer business.

5) We are partners with 46 of the best-in-class beer-focused distributors in our footprint with 99.9% market coverage servicing over 150,000 potential accounts and a sales force in the thousands.

*Disclaimers*

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully-diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

## Use of Proceeds

If we raise the Target Offering Amount of $9,998.24 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Funds will be utilized on various marketing expenses. Such as loyalty app software, ambassador management software, PR, consumer and retail activations.

- *Operations*
  56.5%
  The remaining funds will be used for operating expenses. Such as, salaries and talent acquisition costs.

If we raise the over allotment amount of $999,998.02, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Funds will be utilized on various marketing expenses. Such as loyalty app software, PR, consumer and retail activations.

- *Operations*
  56.5%
  It will be utilized on operating expenses, such as salaries.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.islandbrandsusa.com (https://www.islandbrandsusa.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at:
www.startengine.com/islandbrands

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ABH Holdco, Incorporated

*[See attached]*

# ABH HOLDCO, INC.

Consolidated financial statements for the calendar years ended December 31, 2021 and 2020

IndigoSpire
CPAs & ADVISORS

## INDEPENDENT AUDITOR'S REPORT

April 12, 2022

To: Board of Directors, ABH HOLDCO INC.

Re: 2021-2020 Financial Statement Audit

We have audited the accompanying consolidated financial statements of ABH HOLDCO INC. (a corporation organized in Delaware), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, shareholders' equity, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, member equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. As a result, there is substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 12, 2022

**ABH HOLDCO, INC.**
**BALANCE SHEET**
**As of December 31, 2021 and 2020**
**See Auditor's Report and Notes to the Financial Statements**

| **ASSETS** | | **2021** | | **2020** |
|---|---|---|---|---|
| Current Assets | | | | |
| Cash and cash equivalents | $ | 254,375 | $ | 474,686 |
| Accounts receivable | | 0 | | 37,721 |
| Inventory | | 280,625 | | 0 |
| Other current assets | | 116,541 | | 21,612 |
| Total current assets | | 651,541 | | 534,019 |
| | | | | |
| Fixed assets, net of accumulation depreciation | | 79,915 | | 38,552 |
| Other assets | | 63,474 | | 44,355 |
| | | | | |
| Total Assets | $ | 794,930 | $ | 616,926 |
| | | | | |
| **LIABILITIES AND OWNERS' EQUITY** | | | | |
| Current Liabilities | | | | |
| Accounts payable | $ | 582,685 | $ | 91,907 |
| Credit cards payable | | 63,927 | | 34,392 |
| Accrued liabilities | | 295,801 | | 46,453 |
| Total Current Liabilities | | 942,413 | | 172,752 |
| | | | | |
| PPP loan payable | | 0 | | 137,534 |
| | | | | |
| Total Liabilities | | 942,413 | | 310,286 |
| | | | | |
| OWNERS' EQUITY | | | | |
| | | | | |
| Common stock (16,500,000 shares of stock authorized, 9,035,490 shares issued and outstanding as of December 31, 2021) | | 16,850 | | 16,850 |
| Preferred stock (6,100,000 shares of stock authorized, 4,636,030 shares issued and outstanding as of December 31, 2021) | | 5,839,346 | | 2,773,555 |
| Treasury stock, preferred (466,890 shares) | | (100,000) | | 0 |
| Retained deficit | | (5,903,679) | | (2,483,766) |
| Total Owners' Equity | | (147,483) | | 306,639 |
| | | | | |
| Total Liabilities and Owners' Equity | $ | 794,930 | $ | 616,926 |

**ABH HOLDCO, INC.**
**STATEMENT OF OPERATIONS**
**For Years Ending December 31, 2021 and 2020**
**See Auditor's Report and Notes to the Financial Statements**

| | 2021 | 2020 |
|---|---|---|
| Revenues, net | $ 2,669,871 | $ 1,597,574 |
| Less: Cost of goods sold | 2,045,098 | 1,469,972 |
| Gross profit | 624,774 | 127,602 |
| Operating expenses | | |
| Wages & Benefits | 2,253,881 | 1,090,414 |
| Marketing | 1,012,329 | 296,875 |
| Professional services | 138,564 | 124,173 |
| Travel & Meals | 195,603 | 93,868 |
| Technology | 109,383 | 0 |
| Other SG&A | 451,405 | 157,856 |
| Total operating expenses | 4,161,165 | 1,763,186 |
| Net Operating Income (Loss) | (3,536,391) | (1,635,584) |
| Interest income (expense), net | (537) | (542) |
| Other income (loss) | 134,249 | 565,669 |
| Depreciation (expense) | (17,234) | (3,398) |
| Net Income (Loss) | $ (3,419,913) | $ (1,073,855) |

**ABH HOLDCO, INC.**
**STATEMENT OF SHAREHOLDERS' EQUITY**
**For Years Ending December 31, 2021 and 2020**
**See Auditor's Report and Notes to the Financial Statements**

| | Common stock | Preferred stock | Treasury stock | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|---|
| **Balance as of January 1, 2020** | **$ 16,850** | **$ 1,871,623** | **$ 0** | **$ (1,409,911)** | **$ 478,562** |
| Issuance of preferred stock | | 901,932 | | | 901,932 |
| Net loss | | | | (1,073,855) | (1,073,855) |
| **Balance as of December 31, 2020** | **16,850** | **$ 2,773,555** | **$ 0** | **$ (2,483,766)** | **$ 306,639** |
| Issuance of equity, net of offering costs | | 2,965,791 | | | 2,965,791 |
| Net loss | | | | (3,419,913) | (3,419,913) |
| **Balance as of December 31, 2021** | **$ 16,850** | **$ 5,739,346** | **$ (100,000)** | **$ (5,903,679)** | **$ (147,483)** |

**ABH HOLDCO, INC.**
**STATEMENT OF CASH FLOWS**
**For Years Ending December 31, 2021 and 2020**
**See Auditor's Report and Notes to the Financial Statements**

| | | 2021 | | 2020 |
|---|---|---|---|---|
| **Operating Activities** | | | | |
| Net Income (Loss) | $ | (3,419,913) | $ | (1,073,855) |
| Adjustments to reconcile net income (loss) | | | | |
| to net cash provided by operations: | | | | |
| Add: Depreciation and amortization | | 17,234 | | 3,398 |
| Changes in operating asset and liabilities: | | | | |
| (Increase) Decrease in accounts receivable | | 37,721 | | 207,230 |
| (Increase) Decrease in inventory | | (280,625) | | 0 |
| (Increase) Decrease in other current assets | | (89,859) | | 3,377 |
| Increase (Decrease) in accounts payable | | 490,778 | | (50,110) |
| Increase (Decrease) in credit card payable | | 29,535 | | 24,536 |
| Increase (Decrease) in accrued liabilities | | 249,348 | | (7,231) |
| Net cash used in operating activities | | (2,965,781) | | (892,656) |
| **Investing Activities** | | | | |
| (Acquisition) disposition of fixed and intangible assets | | (82,785) | | (12,272) |
| Net cash used in investing activities | | (82,785) | | (12,272) |
| **Financing Activities** | | | | |
| Proceeds from / (repayment of) loan payable | | (137,534) | | 124,500 |
| Proceeds from issuance of preferred stock | | 2,965,791 | | 1,094,887 |
| Net change in cash from financing activities | | 2,828,256 | | 1,219,387 |
| Net change in cash and cash equivalents | | (220,310) | | 314,518 |
| Cash and cash equivalents at beginning of period | | 474,686 | | 160,168 |
| Cash and cash equivalents at end of period | $ | 254,375 | $ | 474,686 |

## NOTE 1 – NATURE OF OPERATIONS

ABH HOLDCO, INC. (which may be referred to as the "Company", "we," "us," or "our") was formed March 2019 in South Carolina. As part of a corporate reorganization, the Company acquired all of the membership interest in American Beverage Holdings, LLC ("ABH LLC") from ABH LLC's shareholders in exchange for all of the common stock of the Company. ABH LLC was formed in May 2016 in South Carolina. ABH LLC, now a wholly owned subsidiary of the Company, remains the operating entity of the Company. The Company designs, distributes and sells carbonated energy beverages.

Since Inception, the Company has relied on securing loans, issuances of preferred stock and product sales to fund its operations. As of December 31, 2021, the Company had negative retained earnings and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements do include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

The Company is presenting the consolidated results of ABH LLC and the Company.

*Minor Corrections*
In the course of preparing the financial statements for the year ended 2021, the Company corrected some minor errors and changed the presentation of several items pertaining to the previously issued financial position and operations of the Company for the calendar year ended December 31, 2020. The net effect of these changes was to reduce the net shareholders' equity of the company by $2,036.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

*Risks and Uncertainties*
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $254,375 and $474,686 of cash on hand, respectively.

*Fixed Assets*
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020, the Company had net fixed assets of $79,915 and $38,552, respectively.

*Fair Value Measurements*
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

*Income Taxes*
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

*Revenue Recognition*
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its products. The Company records the revenue when the products have been delivered to their customers.

*Accounts Receivable*
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021 and 2020, the Company had $0 and $37,721 of net accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

*Advertising*
The Company expenses advertising costs as they are incurred.

*Recent Accounting Pronouncements*
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

**NOTE 3 – GOING CONCERN**

These financial statements are prepared on a going concern basis. The Company began was formed in 2017 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

**NOTE 4 – DEBT**

In 2020, the Company received a loan backed by the SBA and as authorized by the CARES Act of 2020 in response to the COVID-19 pandemic. The loan was given under the Paycheck Protection Program ("PPP") whereby some or all of the portion of the loan can be forgiven if certain terms of the loan are met. The Company was notified that all of the balance and the accrued interest has been forgiven as of January 2021.

**NOTE 5 – INCOME TAX PROVISION**

The Company has filed its corporate income tax return for the period ended December 31, 2020 and has or will file the 2021 tax returns. The income tax returns will remain subject to examination by the Internal

Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

**NOTE 6 – COMMITMENTS AND CONTINGENCIES**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

**NOTE 7 – EQUITY**

The Company has four classes of stock. The Company has authorized 19,500,000 shares of Common Stock, comprised of (i) 16,500,000 shares of Class A Voting Common Stock, of which 9,035,490 shares have been issued, and (ii) 3,000,000 shares of Class B Non-Voting Common Stock, of which 0 shares have been issued. Two shareholders each control 4,015,770 shares of the Class A Voting Common Stock representing 27.2 percent of the total interests in the Company, each.

The Company has also authorized 6,500,000 shares of Preferred Stock. The Company's Preferred Stock is subdivided into three designations as follows as of April 12, 2022:

| | Shares authorized | Shares issued |
|---|---|---|
| Series A, less 100,000 shares of Treasury Stock | 3,600,000 | 3,116,740 |
| Series B | 1,200,000 | 572,827 |
| Series C | 1,500,000 | 0 |
| Series CF Non-Voting | 1,000,000 | 946,463 |
| Series CF-2 Non-Voting | 200,000 | 34,745 |
| **Total** | **6,500,000** | **4,636,030** |

**NOTE 8 – RELATED PARTY TRANSACTIONS**

The Company engaged in transactions with Motu Holdings LLC ("Motu") and its subsidiaries, which is owned by two shareholders of ABH Holdco Inc. The transactions included purchases of merchandise from Motu in the amount of $219,978 for the crowd funding campaign. In addition, the Company paid for various expenses on behalf of Motu resulting in net amounts due of $100,733 from Motu as of December 31, 2021.

**NOTE 9 – SUBSEQUENT EVENTS**

*Anticipated Crowdfunded Offering*
The Company is offering (the "Crowdfunded Offering") securities under the revised Regulation CF regulations. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

So far during 2022, the Company has issued an additional 34,745 securities in the Regulation CF offering for approximately $168,000 in funds net of approximately $90,000 in offering costs.

*Additional Convertible Note Issuance*
The Company is offering a convertible note round only to accredited investors for an aggregate total amount of $4,000,000 pursuant to a Rule 506(b) exemption as promulgated by Regulation D of the Securities Act of 1933. The convertible notes carry an interest rate of 8% accruing annually using a simple interest calculation. The notes are convertible into Series C Preferred Stock upon maturity (24 months from issuance) or upon a corporate transaction conversion. A corporate transaction conversion would occur as a result of (i) a sale of substantially all of the assets of the company, (ii) a merger or consolidation of the company, or (iii) sale of more than 50% of the company's equity in any one transaction or series of related transactions. The Series C Voting Preferred Stock is merely designated as a class as of now in the company's most recent amendment to its charter. As of April 11, 2022, the company has sold an aggregate amount of approximately $500,000 of principal of convertible notes.

*Management's Evaluation*
Management has evaluated subsequent events through April 12, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# Island Brands

Crisp. Clean. Crushable.


CRISP, CLEAN
&
Crushable
ISLAND
BRANDS
USA
ISLAND
Closing in 2 days

Website | Charleston, SC | FOOD & BEVERAGE

Island Brands USA is a superpremium beer brand with a mission to bring better, cleaner beer to the world. Based in Charleston, S.C., Island Brands products are currently available in seven Southeastern states, with expanding domestic and international distribution and fleetwide service across Carnival Cruise lines.

**$367,292** raised

**$4,057,547** previously crowdfunded

| | |
|---|---|
| 315 Investors | $117M Valuation |
| $7.91 Price per Share | $245.21 Min. Investment |
| Preferred Shares Offered | Equity Offering Type |
| $1M Offering Max | 2 Days Left |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

*This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

Overview | Team | Terms | Updates 36 | Comments | Follow


CRISP, CLEAN
&
Crushable
ISLAND
COASTAL LAGER

## Rewards

Get rewarded for investing more into Island Brands:

**$245+**
**Investment**

### StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

**$250+**
**Investment**

### Tier 1- $250

Exclusive Island Local Trucker Hat Exclusive Island Local Sticker Ownership certificate

## Reasons to Invest

**1.** Island Brands continues to outpace our competition in the domestic premium beer category:


IRi
Growth delivered.
#1
Island Brand Family- #1 FASTEST GROWING
12-Pack Brand family in the US
#1 FASTEST GROWING IN THE SOUTHEAST
Active is the #1 FASTEST GROWING Domestic Light Beer Brand in the Southeast
#3 FASTEST GROWING IN THE SOUTHEAST
Island Coastal Lager is the #3 FASTEST GROWING 12-PACK Super Premium Domestic in Southeast
#1 2021 DOMESTIC INNOVATION BRAND IN THE US
Island Southern Peach 6-Packs are the #1 2021 DOMESTIC INNOVATION Brand in the US
#2 2021 DOMESTIC INNOVATION BRAND IN THE US
Island Lemonada 6-Packs are the #2 2021 DOMESTIC INNOVATION BRAND in the US (Launched May 2021)

**2.** Our growth trajectory, product innovations, manufacturing capacity, and market strategy enable us to scale into domestic and international markets.


ISLAND COASTAL FAMILY
• American Premium Lager
• Easy drinking at 4.5% ABV
• Highest quality, all clean ingredients, with no adjuncts, fillers or preservatives

**3.** The domestic beer market is valued at over $116 billion. Beer consumption is up double-digit percentages in the Southeast, where Island Brands is currently distributed. There's a big piece of the pie left for us to crush!


ISLAND ACTIVE FAMILY
• American Premium Light Lager
• Very easy drinking at 4.2% ABV
• Highest quality, all clean ingredients, with no adjuncts, fillers or preservatives
• Only 88 calories and 2.6 carbs

**4.** We have an established network of 46 best-in-class wholesale partners serving 120,000+ points of sale across our distribution footprint.

**$500+**
**Investment**

### Tier 2- $500

1 Exclusive Island Local Hat 1 Exclusive Island Local Sticker 2 Exclusive Island Local Pint Glasses 15% off for 1 year in Island Brands USA Merch Store Island Local Founders Club "Lifetime Status" Ownership certificate

**$1,000+**
**Investment**

### Tier 3 - $1000

2 Exclusive Island Local Hat 2 Exclusive Island Local Sticker 4 Exclusive Island Local Pint Glasses 25% off for 1 year in Island Brands USA Merch Store Island Local "Founders Club" Lifetime Status Ownership certificate

**$5,000+**
**Investment**

### Tier 4 - $5000 + 5% Bonus Shares

2 Exclusive Island Local Hats 2 Exclusive Island Local Stickers 4 Exclusive Island Local Pint Glasses 25% off for 1 year in Island Brands USA Merch Store Island Local "Founders Club" Lifetime Status Ownership certificate

**$10,000+**
**Investment**

### Tier 5 - $10,000 + 5% Bonus Shares

2 Exclusive Island Local Hats 2 Exclusive Island Local Stickers 4 Exclusive Island Local Pint Glasses 25% off for 1 year in Island Brands USA Merch Store Island Local "Founders Club" Lifetime Status Ownership certificate See more in terms below

**$25,000+**
**Investment**

### Tier 6 - $25,000 + 10% bonus shares

2 Exclusive Island Local Hat 2Exclusive Island Local Sticker 4 Exclusive Island Local Pint Glasses 25% off for 1 year in Island Brands USA Merch Store Island Local "Founders Club" Lifetime Status Ownership certificate See more in terms below

**$50,000+**
**Investment**

### Tier 7 - $50,000 + 15% bonus shares

2 Exclusive Island Local Hat 2 Exclusive Island Local Sticker 4 Exclusive Island Local Pint Glasses 30% off for 1 year in Island Brands USA Merch Store Island Local "Founders Club" Lifetime Status

## Island Hard Family

- Flavored Malt Beverages
- 5.5% ABV
- Thirst quenching and better for you
- 4 delicious flavors
- Coming soon


ISLAND
HARD TEA
ISLAND
HARD LEMONADE
ISLAND
ISLAND

With the introduction of the Island Hard brand family, we are targeting the massive opportunity to disrupt the category by bringing cleaner, better for you FMB products to mass market, big box, chain retail, convenience stores and general market.


One Brand Family Accounting for 53% of Total Revenue
One Brand Family Accounting for 99.5% of Total Revenue
HARD LEMONADES
25% ($673 MILLION)
HARD TEAS
21% ($577 MILLION)
$2.7B
Total (US) Flavored Malt Beverage (FMB) Market Revenue

***Images used are in the prototype phase, Island Hard Variety Pack is not currently available on the market.**

Source

## Island CRUSH

- Flavored Malt Beverages
- 10% ABV
- 3 delicious flavors
- Coming soon


CRUSH
CRUSH
10%
ABV

With the introduction of the CRUSH brand family we are targeting the explosive growth and opportunities in the FMB category with specific emphasis on the chain and independent convenience store verticals.


HARD LEMONADES
25% ($673 MILLION)
HARD TEAS
21% ($577 MILLION)
$2.7B
Total (US) Flavored Malt Beverage (FMB) Market Revenue
OPPORTUNITY FOR DRINKS LIKE CRUSH
54% ($1.24 BILLION)

***Images used are in the prototype phase, CRUSH is not currently available on the market.**

Source


Verify to continue
vimeo
errors from your connection. To
you're a human (and not a
spambot).
I'm not a robot
reCAPTCHA
Privacy - Terms

INVEST NOW

OVERVIEW

## About Island Brands

Island Brands was co-founded by serial entrepreneurs Brandon Perry and Scott Hansen after a trip to Cuba — in response to a lack of tasty and fresh-brewed beer on the island. Today, the company boasts a line of superpremium brews and a technology-backed ethos of customer connectivity. Catering to an **active, socially conscious consumer,** Island Brands delivers a product that's **easy to drink, affordable,** and **gives back in meaningful ways.** As one of the fastest-growing superpremium domestic beer family in the Southeast U.S., Island Brands is proudly American made and owned. Our products are all-natural, GMO-free, and contain zero artificial flavors.


BRAND ADVANTAGE
THE CLEAN CHOICE
AMERICAN OWNED
AMERICAN MADE
Better
FOR YOU

THE PROBLEM

## Consumers have many choices when it comes to beer.

Very little exists in the space between macro beers from giant corporations and craft beers from independent brewers. That's where we fit in:


WHERE WE LIVE
VALUE
PREMIUM
SUPER PREMIUM
HIGH MARGIN WITH DOMESTIC VELOCITY
IMPORTS
CRAFT

THE SOLUTION

## A superpremium beer brand that marries the high margins of craft products with the market velocity of domestic macrobrews.

Island Brands' core lineup of flagship beers and growing family of product innovations combine to form a portfolio that is second to none in the domestic beer market. Product innovations in store for 2022 include glass packaging, new flavors like Island Pomelo Grapefruit, and an exciting expansion of the Island Active line with a new variety pack.

## Glass Bottles









PONIES

## Variety Packs



TAKE IT EASY PACK



GET ACTIVE PACK



HARD VARIETY PACK



SUNSHINE COMBO

PERKS

# INVEST IN ISLAND

### TIER 1 $250

- 1 Exclusive Island Local Hat
- 1 Exclusive Island Local Sticker
- 1 Ownership Certificate

### TIER 2 $500

- 1 Exclusive Island Local Hat
- 1 Exclusive Island Local Sticker
- 2 Exclusive Island Local Pint Glasses
- 15% off Island Brands Merch Store for 1 year
- Island Local Founders Club "Lifetime Status" and Ownership Certificate

### TIER 3 $1,000

- 2 Exclusive Island Local Hats
- 2 Exclusive Island Local Stickers
- 4 Exclusive Island Local Pint Glasses
- 25% off for 1 year in Island Brands USA Merch Store
- Island Local "Founders Club" Lifetime Status and Ownership Certificate

### TIER 4 $5,000

- 5% Bonus Shares
- 2 Exclusive Island Local Hats
- 2 Exclusive Island Local Stickers
- 4 Exclusive Local Pint Glasses
- 25% off for 1 year in Island Brands USA Merch Store
- Island Local "Founders Club" Lifetime Status and Ownership Certificate

### TIER 5 $10,000

- 5% Bonus Shares
- 2 Exclusive Island Local Hats
- 2 Exclusive Island Local Stickers
- 4 Exclusive Local Pint Glasses
- 25% off for 1 year in Island Brands USA Merch Store
- Island Local "Founders Club" Lifetime Status and Ownership Certificate
- Help Island Brands develop their next beer! - You will help the Island Brands R&D team develop their next beer. You will have an exclusive behind the scenes look at the recipe fine tuning process and will participate in multiple tasting panels to help finalize a new innovation ahead of bringing it to market.

### TIER 6 $25,000

- 10% Bonus Shares
- 2 Exclusive Island Local Hats
- 2 Exclusive Island Local Stickers
- 4 Exclusive Local Pint Glasses
- 25% off for 1 year in Island Brands USA Merch Store
- Island Local "Founders Club" Lifetime Status and Ownership Certificate
- A one acre oyster reef will be built in your name. This effort will help clean coastal waters, restore critical habitat and provide coastal buffering to our coastline. You will work with Island Brands USA to identify a location and name the oyster reef. A celebration event will be held in your honor once the oyster reef has been established.

## TIER 7 $50,000

- 15% Bonus Shares
- 2 Exclusive Island Local Hat
- 2 Exclusive Island Local Sticker
- 4 Exclusive Island Local Pint Glasses
- 30% off for 1 year in Island Brands USA Merch Store
- Island Local "Founders Club" Lifetime Status and Ownership Certificate
- Private air travel for you and one guest on Island Brands' Renegade Seaplane "High Vibe" from Fort Lauderdale to the crystal blue waters of Andros, Bahamas. Kick back with the Founders for an exclusive 4 day/3 night guided fishing lodge experience. This makes you an Island Local for life!



ISLAND LOCAL HAT



ISLAND LOCAL PINT GLASSES



ISLAND LOCAL STICKER

TIER 5



HELP ISLAND BRANDS DEVELOP THEIR NEXT BEER!


NAME AN
OYSTER BED!
TIER 6


TIER 7
ISLAND
GETAWAY
Private air travel for you and one guest on Island Brands' Renegade Seaplane "High Vibe" from Fort Lauderdale to the crystal blue waters of Andros, Bahamas. Kick back with the Founders for an exclusive 4 day/3 night guided fishing lodge experience. This makes you an Island Local for life!

*ALL PERKS OCCUR WHEN THE OFFERING IS COMPLETED

**INVEST NOW**

FUELED FOR GROWTH

## American-brewed, American-owned: We make the fastest-growing superpremium domestic beers in the Southeast U.S.

## CURRENT DISTRIBUTION


Domestic USA
2022 Expansion Markets

## INTERNATIONAL


Bahamas
China

Island Brands will expand Gulf Coast distribution into Texas, Mississippi, and Louisiana in early 2022, and we are exploring retail sales in Puerto Rico, the Dominican Republic, and Costa Rica. Island Brands is currently available on board all Carnival Cruise ships, earning 11+ million brand impressions annually, as well as in the Bahamas and China through Costco International. A key growth strategy in 2022 is adding small, independent retailers like convenience stores and gas stations to complement Island Brands' presence in large grocers and liquor shops.


Carnival
Sets Sail On All 23 Ships In The Carnival Fleet
11 MILLION+ IMPRESSIONS
IN PRINT ON ALL MENUS
PORTS IN MD, SC, TX, FL, CA, AL, VA, NY, WA, LA, HI

## Major Retailers That Carry Island Brands:


RETAILERS
Publix
Total Wine & MORE
Harris Teeter
COSTCO WHOLESALE
TRADER JOE'S
Kroger
WHOLE FOODS MARKET
Winn Dixie
Walmart
EARTH FARE
CIRCLE K
THE FRESH MARKET
piggly wiggly
FOOD CITY
FOOD LION
BI-LO
ABC
Lowes
Li'L cricket
refuel
Blue Water
SCOTCHMAN
SPINX

THE MARKET

## A focus on retail has positioned Island Brands to outperform the market.


GROWTH
+970%
POINTS OF DISTRIBUTION
+447%
REVENUE
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2019
2020
2021
*Timeframe is Q1 2019 thru Q4 2021


RANK
BRAND FAMILY
2021 PERFORMANCE RANKING
125%
100%
75%
50%
25%
0%
-25%
-50%
-75%
-100%
ISLAND
BIG BRAND A
BIG BRAND B
BIG BRAND C
BIG BRAND D
INDIVIDUAL BRANDS
2021 PERFORMANCE RANKING
500%
400%
300%
200%
100%
0%
#1
#2
#3
#4
#5
BIG BRAND A
ISLAND ACTIVE
ISLAND COASTAL LAGER
BIG BRAND B
BIG BRAND C


OPPORTUNITY
109,645 TOTAL POINTS OF DISTRIBUTION
4,028 / 3%
ISLAND BRANDS POINTS OF DISTRIBUTION
CONVENIENT STORES & INDEPENDENTS
316 PODs
0.5%
316 PODs
2%
GROCERY STORES CHAINS
2,533 PODs
26.9%
RESTAURANTS & BARS
TOTAL CHAIN DOMESTIC REVENUE (2021) - CONVENIENCE $580.8M | GROCERY $204.9M

Source

We've seen major growth in our company and the beer industry as a whole since the onset of COVID-19. Island Brands has solidified our position by successfully competing in major retail, where most consumers are purchasing their beer. While supply-chain issues and labor shortages have slowed down other companies, Island Brands is growing at a rate of 102%* overall compared to prior years, and IRI results show we have experienced the highest growth in the largest grocery chain in the Southeast.

***Growth represents cases sold 2020 vs. 2021 sales to wholesalers**

THE BUSINESS MODEL

## Retail-focused lifestyle beer brand with expanding distribution and a strategic, data-driven marketing plan.

We continue to experience high growth thanks to our retail-focused marketing plan. Our pricing strategy puts us exactly where we want to be on the retail shelves, usually at the same price or lower than competing premium domestic and import beers.


HEALTH & FITNESS
MUSIC & ARTS
UNIVERSITY
SPORTS & OUTDOORS
FOOD & BEVERAGE

Our branding DNA is timeless in its design elements and has an authentic lifestyle overlay that makes us easily discoverable and shareable to our target consumer market.

## Island Cabana Bar


ISLAND
CABANA
BAR
BY LAND OR SEA
LOCATED RIGHT ON THE WATER!

- One of Charleston’s only waterfront bars
- Located next to Island Brands HQ
- More locations coming in 2022

## INTELLECTUAL *Property*

ISLAND COASTAL LAGER
REGISTERED TRADEMARK #5466227

ISLAND ACTIVE
REGISTERED TRADEMARK #6048646

ISLAND BRANDS USA
REGISTERED TRADEMARK #90844052

ISLAND SOUTHERN PEACH
REGISTERED TRADEMARK #90077909

ISLAND ACTIVE
TRADEMARK LIVE

CRUSH
TRADEMARK LIVE #97102966

ISLAND LEMONADA
REGISTERED TRADEMARK #88573473

ISLAND ACTIVE
TRADEMARK LIVE

ISLAND CABANA BAR
REGISTERED TRADEMARK #90249664

ISLAND POMELO
TRADEMARK LIVE

ISLAND ACTIVE
TRADEMARK LIVE

ISLAND HARD TEA
TRADEMARK LIVE #97102963

ISLAND HARD LEMONADE
TRADEMARK LIVE #97102964

ISLAND CHILL
TRADEMARK LIVE #88392177

MADE FOR EASY DRINKING
REGISTERED TRADEMARK #XXX

MADE FOR ACTIVE LIFESTYLES
REGISTERED TRADEMARK #XXX

ISLAND FREE
TRADEMARK LIVE #88392181

ISLAND COASTAL LAGER
CHINA REGISTERED TRADEMARK | #46121654



*All trademarks are owned by the companies subsidiary American Beverage Holdings LLC.*

We are not only a beer brand but also an authentic and engaging lifestyle brand. Our omni-channel lifestyle marketing strategy uses the latest digital media platforms to go deeper into our markets and to engage our Island brands community:

## BECOME AN *Islander*

@ISLANDBRANDSOFFICIAL | @ISLANDCOASTALLAGER | @ISLANDACTIVE



**ISLANDER:**
/ˈīləndər/ *Noun*

Brand ambassadors who embody the Island lifestyle & are masters of their craft.

FOLLOWERS
**70K**

AVERAGE IMPRESSIONS
**5.8 MILLION/MONTH**

**INVEST NOW**

HOW WE ARE DIFFERENT

## Disrupting the market.
## Innovating for consumers.
## Making a meaningful difference.

In addition to growing our footprint, our sales, and our community of fans, Island Brands also seeks to make an impact by giving back. The company commits to giving back 1% to meaningful causes in the communities it serves.


ONE-PERCENT 1% FOR WATER
ONE-PERCENT 1% FOR ARTS
ONE-PERCENT 1% FOR ANIMALS
ONE-PERCENT 1% FOR LAND
ONE-PERCENT 1% FOR VETERANS
ONE-PERCENT 1% FOR HEROES


ISLAND
ACTIVE








ISLAND

OUR LEADERSHIP

## Meet The Founders

Co-Founder **Brandon Perry** has founded, built and/or successfully exited companies in the technology, finance, SaaS, marketing and consumer packaged goods industries over his career. Co-Founder **Scott Hansen** is a connector and innovator who has consistently brought value to partners and shareholders alike. A Citadel graduate, he has started and successfully exited companies in the healthcare, technology, and marketing verticals.

They have assembled a team with over 100 years of combined experience in technology, marketing, and consumer packaged goods from some of the most beer recognized brands in the world. The Island Brands team moves decisively, choosing to disrupt and innovate in the beer space.


ISLAND
ISLAND

WHY INVEST

## Be part of a trailblazing, superpremium beer brand and lifestyle company that shows no signs of slowing down

Join our mission to bring the highest-quality, better-for-you beer to the world — and make a meaningful impact on our communities — with Island Brands.

INVEST NOW

Island Brands 17b Disclosure

**February 2016**

Cuba Trip

Cuba trip that inspired Brandon and Scott to import quality beer into Cuba

**March 2017**

Island Coastal Lager

Island Coastal Lager recipe developed and 1st brewed

**October 2017**

Island Coastal Lager launched!

Island Coastal Lager launched in 12oz 6 packs with Breakthru Beverage Group in South Carolina

**April 2018**

Distribution expanded

Island Coastal Lager distribution expanded to Georgia, Alabama, North Carolina, and Florida

**May 2018**

Distribution footprint in Publix Supermarkets

Island Coastal Lager 12oz six pack gains distribution throughout its footprint in Publix Supermarkets

**October 2018**

Carnival Cruiseline launch

Island Coastal Lager launches 16oz fleetwide on all Carnival Cruiseline ships

**May 2019**

Anheuser-Busch distribution rights

Anheuser-Busch wholesaler network in AL, GA, NC, and SC acquired the rights to distribute Island Coastal Lager

**October 2019**

Omni-channel marketing campaign launch

Footprint wide omni-channel marketing campaign launched including television

**January 2020**

Wide Distribution in Walmart

Island Coastal Lager gains wider distribution in Walmart

**February 2020**

Island Active launched!

Island Active brand launched, mentioned in Forbes and gains distribution in Walmart, Publix, and other grocery chains

**March 2020**

Miller-Coors distribution rights

Miller-Coors wholesaler network in Florida acquires the rights to distribute Island Brands

**June 2020**

Costco International distribution

Island Brands gains distribution with Costco International in China

## In the Press

SHOW MORE

## Meet Our Team


ISLAND

**Scott Hansen**
CO-Founder, CEO


ISLAND

**Brandon Perry**
Co-Founder, Director



**Josh Rogers**
Chief Revenue Officer



**Robert Hickernell**
Board Member



**Michael J. Woods**
Board Member



**Michael Horn**
Board Member

### Offering Summary

| | |
|---|---|
| **Company** | ABH Holdco, Incorporated |
| **Corporate Address** | 49 Immigration St. Suite 204, Charleston, SC 29403 |
| **Offering Minimum** | $9,998.24 |
| **Offering Maximum** | $999,998.02 |
| **Minimum Investment Amount (per investor)** | $245.21 |

### Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Series CF-2 Non-Voting Preferred Stock |
| **Minimum Number of Shares Offered** | 1,264 |
| **Maximum Number of Shares Offered** | 126,422 |
| **Price per Share** | $7.91 |
| **Pre-Money Valuation** | $116,914,440.45 |

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**Investment Incentives and Bonuses***

**Tier 1- $250**

Exclusive Island Local Trucker Hat

Exclusive Island Local Sticker

Ownership certificate

**Tier 2- $500**

1 Exclusive Island Local Hat

1 Exclusive Island Local Sticker

2 Exclusive Island Local Pint Glasses

15% off for 1 year in Island Brands USA Merch Store

Island Local Founders Club "Lifetime Status"

Ownership certificate

**Tier 3 - $1000**

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

**Tier 4 - $5000**

5% Bonus Shares

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

**Tier 5 - $10,000**

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

Help Island Brands choose their next beer ! - You will help the Island Brands R&D team choose their next beer. You will have an exclusive behind the scenes look at the recipe fine tuning process and will participate in multiple tasting panels to help finalize a new innovation ahead of bringing it to market.

**Tier 6 - $25,000**

10% bonus shares

2 Exclusive Island Local Hat

2Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

A one acre oyster reef will be built in your name. This effort will help clean coastal waters, restore critical habitat and provide coastal buffering to our coastline. You will work with Island Brands USA to identify a location and name the oyster reef. A celebration event will be held in your honor once the oyster reef has been established.

**Tier 7 - $50,000**

15% bonus shares

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

30% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ultimate Island Getaway -Private air travel for you and one guest on Island Brands' Renegade Seaplane "High Vibe" from Fort Lauderdale to the crystal blue waters of the Bahamas.. Kick back with the Founders for an exclusive 4 day/3 night guided fishing lodge experience. This makes you an island local for life!

*All perks occur when the offering is completed.

**The 10% StartEngine Owners' Bonus**

ABH HoldCo., Inc. (dba Island Brands USA) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF-2 Non-voting Preferred Stock at $7.91 / share, you will receive 110 shares of Series CF-2 Non-voting Preferred Stock, meaning you'll own 110 shares for $791. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

## Q1 Wave Report

3 days ago


ISLAND
Wave Report
2022 Q1 UPDATE

We couldn't be more stoked to announce another amazing quarter here at Island. Our cases shipped has increased about 250% and our revenue has grown 366%! Thanks to all who have invested so far for believing in Island Brands. Here's to an even more impressive Q2!

**SEE REPORT**

## Notice of Funds Disbursement

13 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Island Brands has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Island Brands be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Parade | Drink Beer and Stick to a Low-Carb Diet With These 16 Reduced-Carb Beer Options

13 days ago


Parade
Drink Beer and Stick to a Low-Carb Diet With These 16 Reduced-Carb Beer Options
ISLAND
ACTIVE

Many people like to unwind by enjoying a cold, thirst-quenching beer at the end of a long day. But for people who are trying to cut down on carbs—whether it's to lose weight or they want more energy—it's fair to worry that their beer-savoring days are over.

**READ MORE**

## The Shelby Report | Island Brands USA Expands Distribution Into Mississippi

17 days ago


The Shelby Report
Your Source for Grocery News and Supermarket Insights
ISLAND

Charleston, South Carolina-based Island Brands USA has expanded its Gulf Coast distribution into Mississippi with wholesale partner, Southern Beverage.

Major retailers in Mississippi like Kroger, Walmart and Piggly Wiggly will receive the full portfolio of Island Brands' American-made, American-owned beers. This includes its brands Island Coastal Lager and Island Active, as well as the extensions of those lines: Island Lemonada, Island Southern Peach and the newly released Get Active Pack featuring Island Active Mango, Island Active Lime and Island Active Watermelon.

**READ MORE**

## Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Island Brands has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Island Brands be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Island Brands is named one of Southeast's Fastest Growing Companies by Inc.com

about 1 month ago


Inc.
Regionals
SOUTHEAST
2022

We're pleased to announce Island Brands has made the 2022 #IncRegionals list as one of the fastest growing companies in the Southeast! **See the full list on Inc.com**

## We're making moves! Find your Island in even more places now!

about 1 month ago


MISSISSIPPI
TEXAS
LOUISIANA
TRINIDAD & TOBAGO
ST. MARTIN
FIND YOUR
ISLAND

We're happy to announce we've expanded our territory! You can now find our crushable line of beers in Mississippi and the Caribbean (St. Thomas, St. Martin and Puerto Rico to name a few) with Texas and Lousiana just on the horizon, so stay tuned!

Not sure where to find your Island? Check out our handy **Beer Finder** on our site.

## Active Flavors Launching in 3, 2, 1...

about 2 months ago


SEE WHAT THEY'RE SAYING...
BREWBOUND
CRAFT BEER NEWS, EVENTS & JOBS
"These crushable flavor extensions of Island Active, the No. 1 fastest-growing beer in the Southeast U.S., clock in at 4.2% ABV with just 88 calories, 2.6g carbs, and no GMO or preservatives."

Stoked to be featured in Brewbound this morning! Our new Active Variety Pack hits shelves tomorrow, March 4th in select markets. Snag one if you see 'em!

Read Article

## Now Premiering: #GetActive

about 2 months ago



Don't miss our brand new cinematic production for our #GetActive campaign! Join us as we continue our mission to live life to the fullest.

**Watch Video**

## Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Island Brands has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Island Brands be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

SHOW MORE UPDATES

Comments (61 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

**Kristopher W.** 6 INVESTMENTS 24 days ago Pinned by Company

This is an awesome brand and I love the logo. We are in Hilton Head SC for spring break and we had to buy and try this since we were here where it is available. I loved the Lemonada which I normally would not touch, and my wife loved the Southern peach. I would recommend sending out some sales people to get advertisement up in the windows around Hilton head, Florida, and Georgia! There are a lot of people out on spring break and starting to hit the beaches! I stood in the aisle at the Kroger that carried the brand and promoted it for 10 minutes and sold out the entire cooler! This could be a extremely high success with some marketing and advertisement. And with all of the people traveling on spring break or vacation right now this could spread throughout the country like wildfire! I will be re-investing as soon as possible.

0 View 1 reply

---

**Patrick H.** 15 INVESTMENTS 22 minutes ago

Do you intend to extend the campaign?

0

---

**Robert C.** 2 INVESTMENTS 3 days ago

How do I actually track my investment with Island Brands? I made 2 $250 investments but have no idea how to actually track my investments?

0 View 1 reply

---

**Patrick H.** 15 INVESTMENTS 3 days ago

I tried my first Island Beer today (Lager). It was pretty amazing! The only problem I ran into here in Mississippi was actually finding the product. The Rouses in Gulfport, MS had the beer on a wooden pallet mixed in with multiple unlike/non-beer items and two competitor's brands. It was camoflouged! I had to ask the store beverage manager for help. The employee that was working the beer section had no idea Island Brand existed.

Smiley's Beer and Tobacco convenience store had never heard of the product-It's on your beer finder website-(Ocean Springs, Mississippi).

When possible, please ask/hire someone/some people to check on your (PLACEMENT) (4 Ps of Marketing-Price, Promotion, Placement and Packing) and advertising within a store.

I'm not sure if a beer scavenger hunt was inted but that's what occurred. If not for my sheer persistence I would have never found my refreshment.

0

---

**Darren F.** 3 INVESTMENTS 7 days ago

Hello. I'm an investor from the first round and contemplating adding. Just curious, is Hawaii in the future for Island Beer... I think it could be a hit there! Also is this the last funding round or are you going to do another one? Thanks, Darren

0 View 1 reply

---

**Building C.** 11 days ago

Can Island confirm the full year 2021 financial statement will be available this week?

0

---

**Chris C.** 1 INVESTMENT 13 days ago

So is the Social Media post true or an April Fool's Day joke? Islands Rum gonna happen? I assumed it was a joke until Scott posted in the comments. Thanks

0 View 2 replies

---

**Patrick H.** 15 INVESTMENTS 13 days ago

INC magazine recognizes the 118% growth of Island Brand Beer. Congratulations!

https://crbjbizwire.com/beer-industry-disruptor-island-brands-usa-earns-a-spot-on-the-2022-inc-regionals/

0 View 1 reply

---

**Keith W.** 2 INVESTMENTS 14 days ago

Hi! I am a 2x investor last year and was just curious as to why the StartEngine link was not found under Island Brands USA and was changed to just Island Brands? I've probably missed something. The previous name link said page not found and I got worried.

Also, I used to get ICL from my local Food Lion and now it's gone. :-( What happened, distribution changed? Should I try to request it again?

Cheers! Feeling the Vibes!

0 View 1 reply

---

**Alec D.** 14 days ago

Awesome brand, super excited to try the beer on my trip to Charleston this spring. Island brands has been on my radar for about a year now but living in Ohio I haven't been able to try it. Wanting to invest but had a quick couple of questions:
1) Cost of goods sold as a % of sales seems extremely high for 2019 & 2020. Can you explain why this is and how much this should change based on your projections.
2) I know its early, but do you have a goal for an exit strategy? Is it to drive up sales for 5 years and then try and get acquired by a Molton Coors type of player? Is it to become profitable and wait and see?

Appreciate any feedback to these. Would love to invest and get behind this brand, but would just love to know the real game plan first. Thanks guys!

0 View 2 replies

SHOW MORE COMMENTS

startengine

©2022 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Apr 23 2021
REFERENCE ID: 764345

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

Filing ID: 210423-1131562

Filing Date: 04/23/2021

**STATE OF SOUTH CAROLINA**
**SECRETARY OF STATE**

# ARTICLES OF AMENDMENT

Pursuant Section 33-10-106 of the 1976 South Carolina Code of Laws, as amended, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1. The name of the corporation is:

ABH Holdco, Inc.

2. Date of Incorporation is: 03/01/2019

3. Agent's Name and Address:

Palmetto Corporate Services LLC
(Name)

940 Johnnie Dodds Blvd Suite 201
(Street Address)

Mt. Pleasant, South Carolina 29464
(City, State, Zip Code)

4. On 04/23/2021, the corporation adopted the following Amendment(s) of its Articles of Incorporation:

Additional Amendment: Article 4 of the Corporations Amended Articles of Incorporation shall be amended to state as follows: (see attached)

5. The manner, if not set forth in the Amendment, in which any exchange, reclassification, or cancellation of issued shares provided for in the Amendment shall be effected, is as follows:

SC Secretary of State
Mark Hammond

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Apr 23 2021
REFERENCE ID: 764345

SECRETARY OF STATE OF SOUTH CAROLINA

ABH Holdco, Inc.

Name of Corporation

6. Complete either "a" or "b", whichever is applicable.

a. ☒ Amendments adopted by shareholder action. At the date of the adoption of the Amendment, the number of outstanding shares of each voting group entitled to vote separately on the Amendment, and the vote of such shares was:

| Voting Group | Number of Outstanding Shares | Number of Votes Entitled to be Cast | Number of Votes Represented at the Meeting | Number of Undisputed Shares* For | -OR- Against |
|---|---|---|---|---|---|
| Common | 9,035,490 | 9,035,490 | 9,035,490 | 9035490 | 0 |
| Series A | 3,302,610 | 3,302,610 | 1,964,930 | 1964930 | 0 |
| Series B | 572,827 | 572,827 | 359,304 | 359304 | 0 |
| | | | | | |

***Note:** Pursuant to Section 33-10-106(6)(i) of the 1976 South Carolina Code of Laws, as amended, the corporation can alternatively state the total number of disputed shares cast for the amendment by each voting group together with a statement that the number of votes cast for the amendment by each voting group was sufficient for approval by that voting group.

b. ☐ The Amendment(s) was duly adopted by the incorporators or board of directors without shareholder approval pursuant to Section 33-6-102(d), 33-10-102 and 33-10-105 of the 1976 South Carolina Code of Laws, as amended, and shareholder action was not required.

7. Unless a delayed date is specified, the effective date of these Articles of Amendment shall be the date of acceptance for filing by the Secretary of State (see Section 33-1-230(b) of the 1976 South Carolina Code of Laws, as amended) ___________________.

Date: 04/23/2021

Name of Corporation:

ABH Holdco, Inc.

Signed as Filer: Callie McLaughlin
Signature

Scott Hansen
Type or Print Name

COO
Office

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Apr 23 2021
REFERENCE ID: 764345

SECRETARY OF STATE OF SOUTH CAROLINA

**ticle 4 of ABH Holdco, Inc. Articles of Amendment**

The corporation hereby amends Article 3(b) of its Articles of Incorporation to read as follows:

"The corporation is authorized to issue more than one class of shares:

| **Class of Shares** | **Authorized Share Number in Each Class** |
|---|---|
| Common | 16,500,000 |
| Series A Preferred | 3,600,000 |
| Series B Preferred | 1,200,000 |
| Series CF Non-Voting Preferred | 1,300,000 |
| **Total Authorized Stock** | **22,600,000"** |

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Apr 23 2021

REFERENCE ID: [illegible]

SECRETARY OF STATE OF SOUTH CAROLINA

Business Name: ABH Holdco, Inc

# Signature Page for a Secretary of State Business Filing

[illegible]ompleted, scanned, and attached to any business filing where one of the following is true.

- [illegible]y signs the digital form on behalf of official signee.
- An attorney's signature is required. (Articles of Incorporation for Corporation and Benefit Corporation)

## Official Signatures

(Officer, Incorporator, Director, Agent, Partner, etc)
Required for forms where the signee is not present upon online submission and a filing party is providing a digital signing on their behalf. If the provided space is not enough, please attach multiple pages.

| | |
|---|---|
| Scott Hansen | 4/22/2021 |
| Name | Date |
| | COO |
| Signature | Title / Position |
| | |
| Name | Date |
| | |
| Signature | Title / Position |
| | |
| Name | Date |
| | |
| Signature | Title / Position |
| | |
| Name | Date |
| | |
| Signature | Title / Position |
| | |
| Name | Date |
| | |
| Signature | Title / Position |

Scan and Upload this document to the Business Filing System during the filing process.
File must be PDF format.

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Jan 20 2022
REFERENCE ID: 952075

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

Filing ID: 220120-1018434

Filing Date: 01/20/2022

**STATE OF SOUTH CAROLINA**
**SECRETARY OF STATE**

# ARTICLES OF AMENDMENT

Pursuant Section 33-10-106 of the 1976 South Carolina Code of Laws, as amended, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1. The name of the corporation is:

ABH Holdco, Inc.

2. Date of Incorporation is: 03/01/2019

3. Agent's Name and Address:

Palmetto Corporate Services LLC
(Name)

940 Johnnie Dodds Blvd Suite 201
(Street Address)

Mt. Pleasant, South Carolina 29464
(City, State, Zip Code)

4. On 01/20/2022, the corporation adopted the following Amendment(s) of its Articles of Incorporation:

Additional Amendment: Article 4 of the Corporation's Amended Articles of Incorporation shall be amended to state as follows: (see attached), along with the Supplement to Article 5 (see attached)

5. The manner, if not set forth in the Amendment, in which any exchange, reclassification, or cancellation of issued shares provided for in the Amendment shall be effected, is as follows:

SC Secretary of State
Mark Hammond

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Jan 20 2022
REFERENCE ID: 952075

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

ABH Holdco, Inc.

Name of Corporation

6. Complete either "a" or "b", whichever is applicable.

a. [X] Amendments adopted by shareholder action. At the date of the adoption of the Amendment, the number of outstanding shares of each voting group entitled to vote separately on the Amendment, and the vote of such shares was:

| Voting Group | Number of Outstanding Shares | Number of Votes Entitled to be Cast | Number of Votes Represented at the Meeting | Number of Undisputed Shares* For | -OR- Against |
|---|---|---|---|---|---|
| Common | 9,035,490 | 9,035,490 | 9,035,490 | 8031540 | 0 |
| Series A | 3,116,740 | 3,116,740 | 3,116,740 | 2649850 | 0 |
| Series B | 572,827 | 572,827 | 572,827 | 572827 | 0 |
| | | | | | |

***Note:** Pursuant to Section 33-10-106(6)(i) of the 1976 South Carolina Code of Laws, as amended, the corporation can alternatively state the total number of disputed shares cast for the amendment by each voting group together with a statement that the number of votes cast for the amendment by each voting group was sufficient for approval by that voting group.

b. [ ] The Amendment(s) was duly adopted by the incorporators or board of directors without shareholder approval pursuant to Section 33-6-102(d), 33-10-102 and 33-10-105 of the 1976 South Carolina Code of Laws, as amended, and shareholder action was not required.

7. Unless a delayed date is specified, the effective date of these Articles of Amendment shall be the date of acceptance for filing by the Secretary of State (see Section 33-1-230(b) of the 1976 South Carolina Code of Laws, as amended) ___________________.

Date: 01/20/2022

Name of Corporation:

ABH Holdco, Inc.

Signed as Filer: Callie McLaughlin
Signature

Scott Hansen
Type or Print Name

COO
Office

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Jan 20 2022

REFERENCE ID: [illegible]

SECRETARY OF STATE OF SOUTH CAROLINA

Business Name: ABH Holdco, Inc

# Signature Page for a Secretary of State Business Filing

[illegible]ompleted, scanned, and attached to any business filing where one of the following is true.

- [illegible]y signs the digital form on behalf of official signee.
- An attorney's signature is required. (Articles of Incorporation for Corporation and Benefit Corporation)

## Official Signatures

(Officer, Incorporator, Director, Agent, Partner, etc)
Required for forms where the signee is not present upon online submission and a filing party is providing a digital signing on their behalf. If the provided space is not enough, please attach multiple pages.

Scott Hansen
Name

4/22/2021
Date

Signature

COO
Title / Position

Name

Date

Signature

Title / Position

Name

Date

Signature

Title / Position

Name

Date

Signature

Title / Position

Name

Date

Signature

Title / Position

Scan and Upload this document to the Business Filing System during the filing process.
File must be PDF format.

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Jan 20 2022
REFERENCE ID: 952075

SECRETARY OF STATE OF SOUTH CAROLINA

# STATE OF SOUTH CAROLINA
# SECRETARY OF STATE

## ARTICLES OF AMENDMENT

Pursuant to Section 33-10-106 of the 1976 South Carolina Code of Laws, as amended, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1. The name of the corporation is ABH Holdco, Inc.

2. Date of Incorporation: March 1, 2019

3. Agent's Name and Address: Palmetto Corporate Services LLC
940 Johnnie Dodds Blvd., Suite 201
Mt. Pleasant, SC 29464

4. On January 18, 2022, the corporation's shareholders approved an amendment to the corporation's Articles of Incorporation to amend the capitalization structure as follows:

*See Supplement attached separately.*

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE
Jan 20 2022
REFERENCE ID: 952075
SECRETARY OF STATE OF SOUTH CAROLINA

**Supplement to Article 4 of ABH Holdco, Inc. Articles of Amendment:**

The corporation hereby amends Article 3b of its Articles of Incorporation to read as follows:

"The corporation is authorized to issue more than one class of shares:

| Class of Shares | Authorized Number in Each Class |
|---|---|
| Class A Voting Common | 16,500,000 |
| Class B Non-Voting Common | 3,000,000 |
| Series A Preferred | 3,600,000 |
| Series B Preferred | 1,200,000 |
| Series C Preferred | 1,500,000 |
| Series CF Non-voting Preferred | 1,000,000 |
| Series CF-2 Non-voting Preferred | 200,000 |
| Total Authorized Stock | 27,000,000" |

**Supplement to Article 5 of ABH HoldCo, Inc. Articles of Amendment to Article 5 Articles of Incorporation:**

The corporation hereby amends Article 5 of its Articles of Incorporation to be amended and restated as follows:

**"A. COMMON STOCK**

**1. General.**

1.1 ***Composition***. The Common Stock of the Company shall be composed of Class A Voting Common Stock and Class B Non-Voting Common Stock.

1.1.1 ***Class A Voting Common Stock***. The voting, dividend and liquidation rights of the holders of the Class A Voting Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein and pursuant to the Company's Shareholder Agreement.

1.1.2 ***Class B Non-Voting Common Stock***. Class B Non-Voting Common Stock shall have no voting rights. The dividend and liquidation rights of the holders of Class B Non-Voting Stock are subject to these Articles of Incorporation, as amended.

**2. Voting.** The holders of the Class A Voting Common Stock are entitled to one vote for each share of Class A Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE
Jan 20 2022
REFERENCE ID: 952075
SECRETARY OF STATE OF SOUTH CAROLINA

## B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall [illegible]d Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

**1. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.**

1.1 <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof and subject to Section B.4 of this Article 5(b), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. *For the purpose of clarity*, Holders of Preferred Stock shall participate in a Deemed Liquidation Event either as Holders of Preferred Stock or, if their Preferred Stock is converted to Common Stock prior to a Deemed Liquidation Event, as Holders of Common Stock.

1.2 <u>Payments to Holders of Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 <u>Deemed Liquidation Events</u>.

1.3.1 <u>Definition</u>. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless a majority of each class of voting stock of the Corporation (the "***Requisite Holders***") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Jan 20 2022
REFERENCE ID: 962076

SECRETARY OF STATE OF SOUTH CAROLINA

securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

**2. Voting.** The provisions of this Section 2 shall not apply to Series CF Non-voting Preferred Stock nor Series CF-2 Non-voting Preferred Stock, and the number of Series CF Non-voting Preferred Stock plus the number of Series CF-2 Non-voting Preferred Stock issued shall not be included in any calculations included in Section 2.3 herein.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the Company's capital stock shall be entitled to elect directors as described in the Bylaws. Any director elected as provided in the preceding sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Jan 20 2022
REFERENCE ID: 952075
SECRETARY OF STATE OF SOUTH CAROLINA

pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

2.3 Preferred Stock Protective Provisions. At any time when at least twenty-five percent (25%) of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

**3. Conversion.** Except for Series CF Non-Voting Preferred Stock and Series CF-2 Non-Voting Preferred Stock, which shall only have a right to conversion into Class B Non-Voting Common Stock upon a Deemed Liquidation Event, the holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Jan 20 2022
REFERENCE ID: 0952075

SECRETARY OF STATE OF SOUTH CAROLINA

conversion. The "Original Issue Price" for any class of capital stock of the Company shall be the price at which such series of stock was purchased and issued to the stockholder. The "***Conversion Price***" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "***Contingency Event***"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Jan 20 2022
REFERENCE ID: 052075

SECRETARY OF STATE OF SOUTH CAROLINA

3.3.2 Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Articles. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Jan 20 2022
REFERENCE ID: 952075

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by [illegible] such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Jan 20 2022
REFERENCE ID: [illegible]

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Jan 20 2022
REFERENCE ID: 952075

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The holders of then outstanding shares of Preferred Stock shall be entitled to receive out of any funds and assets legally available therefor, a one-time, non-cumulative dividend at the rate of 8% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this Section 4 shall not be cumulative. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless (in addition to the obtaining of any consents required elsewhere in these Articles of Amendment) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 4, a dividend on each outstanding share of Preferred Stock in an amount at least equal to:

(i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend; or

(ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 4 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, with respect to the Series A Preferred Stock, $0.0621 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Jan 20 2022

REFERENCE ID: 9[illegible]

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and [illegible]ed and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article 5 to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the South Carolina Business Corporation Act, and shall be deemed sent upon such mailing or electronic transmission."